SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2005

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O.Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

News Release

September 28, 2005 at 14.00 GMT

Kanavaranta 1 00160 Helsinki, Finland

P.O. Box 309 FIN-00101 Helsinki, Finland

Tel +358 2046 131 Fax +358 2046 21471

www.storaenso.com

Stora Enso is exploring the possibility of building a new fibre line at Veracel

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that Stora Enso’s CEO Jukka Härmälä said today that Stora Enso has made preliminary plans to build a second eucalyptus fibre line at Veracel Pulp Mill in Brazil. He was speaking at the formal inauguration of Veracel, which was attended by Brazilian President Luis Inácio Lula da Silva.

“We have been so encouraged by our good co-operation and the support we have received that although no decision has yet been taken, we see it as a natural development to invest in a second fibre line jointly with Aracruz, our partner in Veracel,” Mr Härmälä said. Stora Enso will announce more details of the plans when further decisions have been taken.

Veracel Pulp Mill, a joint venture between Stora Enso and Aracruz Celulose, started sustainable production of low-cost, high-quality eucalyptus pulp in May 2005. The annual capacity of the mill in full production is 900 000 tonnes, Stora Enso’s share being 450 000 tonnes. Pulp shipments to Stora Enso’s mills in China and Europe commenced in July 2005.

When in full production, the present mill will be the largest single-line pulp mill in the world. It is also one of the most modern, with state-of-the-art technologies and processes meeting the strictest international environmental standards. The total investment, including plantations, the mill and infrastructure, was about USD 1.2 billion.

For further information, please contact:

Nils Grafström, Executive Vice President and President, Stora Enso Latin America, tel.

+55 11 3065 5200

Tim Laatsch, Senior Vice President, Communications, Stora Enso North America,

tel. 715 422 4023

www.storaenso.com

Previous press releases concerning Stora Enso’s activities in South America:

-	26 September 2005: Stora Enso is purchasing land in Brazil and Uruguay

-	15 August 2005: Stora Enso’s Oulu Mill receives first shipment of Veracel pulp

-	8 May 2003: Stora Enso and Aracruz announce decision to build Veracel pulp mill

Stora Enso is an integrated paper, packaging and forest products company producing publication and fine papers, packaging boards and wood products, areas in which the Group is a global market leader. Stora Enso sales totalled EUR 12.4 billion in 2004. The Group has some 45 000 employees in more than 40 countries in five continents and about 16.4 million tonnes of paper and board annual production capacity and 7.7 million m3 of sawn wood products, including 3.2 million m3 of value-added products. Stora Enso’s shares are listed in Helsinki, Stockholm and New York.

Stora Enso Oyj

Business ID 1039050-8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 29, 2005	STORA ENSO CORPORATION

	By:	/s/ Esko Mäkeläinen
Esko Mäkeläinen
Senior Executive Vice President,
Accounting and Legal affairs

	By:	/s/ Jyrki Kurkinen
Jyrki Kurkinen
General Counsel